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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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


                                  ATTUNITY LTD



6-K Items


1. Press Release re Partnering with IBM to Extend DB2 Information Integrator for Legacy Data

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Partners With IBM to Extend DB2 Information Integrator for Legacy Data Tuesday March 9, 10:00 am ET

WAKEFIELD, Mass., March 9 /PRNewswire-FirstCall/ -- Attunity Ltd. (Nasdaq: ATTU
- News), a leading provider of standards-based integration solutions for accessing legacy data and mainframe applications, today announced that they have partnered with IBM to extend the reach of the IBM DB2 Information Integrator software to a wide range of legacy data sources including those residing on HP NonStop and OpenVMS. DB2 Information Integrator customers will be able to federate and access diverse distributed data from these legacy platforms in real-time using Attunity Connect(TM). As a result, enterprises can improve productivity and reduce costs when delivering the next generation of highly integrated applications.


Businesses today are faced with the challenge of deriving more value from their existing information assets. DB2 Information Integrator addresses this critical point and simplifies information management by integrating diverse and distributed information in real-time, regardless of where the data resides, providing customers with a single view of their business information. In addition, using a single query, the software enables access and integration of both proprietary and emerging data sources, including structured and unstructured data.


"IBM is committed to work with business partners to take advantage of DB2 Information Integrator's real-time information capabilities to help customers gain a faster return on their information assets," said Nelson Mattos, director of information integration at IBM DB2 Information Management Solutions, "The combination of Attunity's proven solution for both relational and non-relational data on NonStop and OpenVMS systems and DB2 Information Integrator technology will provide customers with transparent access to data sources for analytics, CRM, support and other enterprise applications."


The Attunity Connect(TM) product family provides seamless access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources and optimized query execution.


Dan Potter, Vice President of Marketing and Business Development at Attunity said, "Together, IBM and Attunity deliver a powerful solution that will allow customers to maximize their investment in NonStop and OpenVMS systems by incorporating those assets seamlessly into other IT initiatives throughout the enterprise."


About Attunity Ltd.


Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or e-mail info@attunity.com.


Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.



[GRAPHIC OMITTED]

Source: Attunity Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ATTUNITY LTD
                                         ------------
                                         (Registrant)



                                         By: /s/Arie Gonen
                                            -----------------------------
                                             Chairman




Date: March 9, 2004